Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
China Public Security Holdings Limited	British Virgin Islands	100%
Public Security Technology (PRC) Co., Ltd.	PRC	100%
Public Security Technology (China) Company Limited	Hong Kong	100%
Fortune Fame International Investment Limited	Hong Kong	100%
Information Security Development Technology (Shenzhen)	PRC	100%
Company Ltd.